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Exhibit (a)(5)(i)

CAUSE NO. 0508944-M

ROBERTA CASDEN,
    Plaintiff,

v.

7-ELEVEN, INC., TOSHIFUMI SUZUKI, JAMES W. KEYES, YOSHITAMI ARAI, MASAAKI ASAKURA, JAY W. CHAI, R. RANDOLPH DEVENING, GARY J. FERNANDES, MASAAKI KAMATA, KAZUO OTSUKA, LEWIS E. PLATT and SEVEN-ELEVEN JAPAN CO., LTD.,
Defendants.	§ § § § § § § § § § § §	IN THE DISTRICT COURT JUDICIAL DISTRICT DALLAS COUNTY, TEXAS

PLAINTIFF'S ORIGINAL PETITION

        Plaintiff, Roberta Casden, individually and on behalf all others similarly situated, files this original petition seeking a money judgment against Defendants, 7-Eleven, Inc., Toshifumi Suzuki, James W. Keyes, Yoshitami Arai, Masaaki Asakura, Jaw W. Chai, R. Randolph Devening, Gary J. Fernandes, Masaaki Kamata, Kazuo Otsuka, Lewis E. Platt and Seven-Eleven Japan Co., Ltd., for the following reasons:

I. DISCOVERY

        1.     Plaintiff intends for discovery to proceed under Level 3.

II. PARTIES

        2.     Plaintiff, Robert Casden ("Plaintiff"), is an individual residing Nassau County, New York.

        3.     Defendant, 7-Eleven, Inc. ("7-Eleven"), is a Texas corporation and may be served by serving its registered agent, Corporation Service Company dba CSC—Lawyers Incorporating Service Company, at 701 Brazos Street, Suite 1050, Austin, Texas 78701.

        4.     Defendant, Toshifumi Suzuki, is, and at all relevant times, has been Chairman of the Board of 7-Eleven. He is also Chairman of the Board and Chief Executive Officer of Seven-Eleven Japan. Defendant Suzuki can be served with process by serving him at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        5.     Defendant, James W. Keyes, is and, at all relevant times, has been President, Chief Executive Officer and a director of 7-Eleven. Defendant Keyes can be served with process by serving him at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        6.     Defendants, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Kazuo Otsuka, Lewis E. Platt and Gary J. Fernandes are, and at all relevant times, have been, directors of 7-Eleven. They can be served with process by serving them at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        7.     Defendant, Masaaki Kamata, is and at all relevant times, has been a director of 7-Eleven. He is also Vice Chairman of the Board of Seven-Eleven Japan. Defendant Kamata can be served with process by serving him at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        8.     Defendant, Masaaki Asakura, is and, at all relevant times, has been a director and Senior Vice-President of 7-Eleven. He also served as the General Manager and Overseas Liaison Planning, Planning Department, for Seven-Eleven Japan from 1995 to 1997. Defendant Asakura can be served with process by serving him at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        9.     Defendant, Seven-Eleven Japan Co., Ltd., ("Seven-Eleven Japan") is a Japanese corporation. Seven-Eleven Japan owns approximately 73% of 7-Eleven's outstanding common stock. Seven-Eleven Japan may be served with process by serving any company officer at 7-Eleven, Inc., Corporate Headquarters, 2711 North Haskell, 34th Floor, Dallas, Texas 75204.

        10.   The defendants named in paragraphs 3 through 8 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of 7-Eleven and owe them the highest obligations of good faith and fair dealing.

III. JURISDICTION AND VENUE

        11.   All or a substantial portion of the events or omissions giving rise to Plaintiff's claims occurred in Dallas County and Plaintiff resided in Dallas County at the time of the events in question. Venue is, therefore, appropriate in Dallas County, Texas, pursuant to Tex. Civ. Prac. & Rem. Code, §§ 15.002 and 15.035(a).

IV. FACTS

        12.   Plaintiff is, and has been at all relevant times, the owner of the common stock of 7-Eleven.

CLASS ACTION ALLEGATIONS

        13.   Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 42 of the Texas Rule of Civil Procedure, on behalf of all security holders of the common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        14.   This action is properly maintainable as a class action.

        15.   The class of stockholders for whose benefit this action is brought is so numerous that joinder of all members is impracticable.

        16.   A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

        17.   There are question of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

          (a)   whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class;

          (b)   whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of 7-Eleven in violation of the laws of the State of Texas in order to benefit from a proposed acquisition of 7-Eleven by Seven-Eleven Japan at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class;

          (c)   whether defendants are acting on both sides of the possible going private transaction, thus presenting a conflict of interest, self-dealing and overreaching;

          (d)   whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the members of the class; and,

          (e)   whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

        18.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. A class action is superior to any other type of adjudication of this controversy.

        19.   Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

SUBSTANTIVE ALLEGATIONS

        20.   On September 1, 2005, it was announced that Seven-Eleven Japan, through its holding company Seven & I Holdings Co., offered to purchase all of the outstanding shares of 7-Eleven, that it did not already own, for $32.50 per share.

        21.   By virtue of its dominance and control over 7-Eleven, Seven-Eleven Japan, together with the Individual Defendants, have engaged in a plan involving acts which are grossly unfair to the plaintiff and the other members of the class. The purpose of the plan is to enable Seven-Eleven Japan to acquire 100% equity ownership of 7-Eleven and its assets for its own benefit, and at the expense of the other 7-Eleven stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

        22.   Because of Seven-Eleven Japan's and the Individual Defendants' executive and board positions as well as their stockholdings, they have overwhelming control over 7-Eleven and all of 7-Eleven's directors who will be considering the offer. No third party, as a practical matter, can attempt any competing bid for 7-Eleven, as the success of any such bid would require the consent and cooperation of Seven-Eleven Japan and the Individual Defendants.

        23.   The proposed transaction serves no legitimate business purpose of 7-Eleven but rather is an attempt by defendants to unfairly benefit themselves from the transaction at the expense of 7-Eleven's public stockholders. The proposed plan will deny the plaintiff and the other members of the class their right to share proportionately in the future success and growth in profitability of 7-Eleven and its valuable assets, while permitting defendants to reap huge benefits from the contemplated transaction.

        24.   The price of $32.50 per 7-Eleven share to be paid to the class members is unconscionable, unfair and grossly inadequate. The terms of the proposed merger constitutes unfair dealing as to the minority stockholders because, among other things:

          (a)   the intrinsic value of each share of 7-Eleven is materially in excess of $32.50, giving due consideration to the possibilities of growth and profitability of 7-Eleven in light of its business, earnings and earnings power, present and future.

          (b)   The $32.50 per share of 7-Eleven price is not the result of arm's length negotiations and was not based upon any independent evaluation of the current value of 7-Eleven shares, assets or business, but was fixed arbitrarily by defendants, as part of a plan by Seven-Eleven Japan to obtain complete ownership of 7-Eleven's assets and business at the lowest possible price, to obtain for themselves benefits disproportionate with those to be received by the public stockholders, which facts were not and perhaps will not be disclosed since it is not in defendants' interests to disclose such facts.

        25.   Because the defendants are in possession of corporate information concerning 7-Eleven's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public stockholders is unequal, making it grossly and inherently unfair for Seven-Eleven Japan to obtain ownership of 7-Eleven's assets from the public common shareholders.

        26.   Plaintiff and the class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and from carrying out the aforesaid plan and scheme.

        27.   Plaintiff and the other members of the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

        (1)   declaring this action to be a class action and certifying plaintiff as the class representative;

        (2)   enjoining, preliminarily and permanently, Seven-Eleven's acquisition of the 7-Eleven stock owned by the plaintiff and the other members of the class;

        (3)   to the extent, if any, that the contemplated transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissionary damages;

        (4)   directing that defendants pay to the plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

        (5)   awarding to the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and,

        (6)   Granting plaintiff and the other members of the class such other and further relief as may be just and proper.

Dated: September 1, 2005

Respectfully submitted,
By:
/s/  ROGER F. CLAXTON
Roger F. Claxton
State Bar No. 04329000
Robert J. Hill
State Bar No. 09652100
CLAXTON & HILL, PLLC
3131 McKinney Avenue
Suite 700
Dallas, Texas 75204
(214) 969-9029
Fax: (214) 953-0583
FARUQI & FARUQI, LLP Nadeem Faruqi 320 East 39th Street New York, New York 10016 (212) 983-9330

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PLAINTIFF'S ORIGINAL PETITION
I. DISCOVERY
II. PARTIES
III. JURISDICTION AND VENUE
IV. FACTS
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS